Filed by: Freedom Acquisition I Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Freedom Acquisition I Corp.

Commission File Number: 001-40117

Date: February 14, 2023

Complete Solaria: Analyst Day Transcript

Adam Gishen, CEO Freedom Acquisition:

Good morning everybody. Good afternoon. It’s Adam Gishen here from Freedom. Very kind of you to join our investor and analyst day with Complete Solaria. We’re very excited about this transaction and we’ve got a host of company executives with us today to run through the equity story and to give you some color around the operations of the company.

The format here is that I’m going to hand over in a second to Will Anderson, the CEO. He will then take you through the presentation and hand off to various management representatives, and then we’ll come back for Q&A at the end and have a thorough session there.

So I’m going to pass it over to Will and I hope you enjoy today’s session. Thank you.

Will Anderson, CEO of Complete Solaria:

Thank you, Adam. And thank you to all of you for attending this Analyst Day presentation today. My name is Will Anderson and I’m the CEO of Complete Solaria.

We’ve already introduced Complete Solaria to many of you, and we are very excited to provide an update on our business and our tremendous progress towards our De-SPAC with Freedom Acquisition Corp in the coming months.

With us today are key members of the Complete Solaria management team, as well as Tidjane Thiam, Chairman of Freedom and Adam Gishen, CEO of Freedom. After a brief introduction to the company from me, you’ll hear from Tidjane, who’ll discuss why he chose to invest in Complete Solaria. Following Tidjane, my team and I will provide a detailed discussion of Complete Solaria and the opportunities ahead of us.

Complete Solaria is a new kind of solar company serving the residential and small commercial markets in the US and Europe. Our mission is to provide innovative end-to-end solar energy solutions and an exceptional customer experience.

We are different from other solar companies because we manage the entire value chain in order to deliver the best products and service to the end customer. And we have figured out how to do that with a capital efficient and scalable business model.

It starts with our beautiful high-powered Solaria brand solar panels. We’ve also established a suite of proprietary software solutions that drives superior results in the sales process, project fulfillment and customer communication.

Our go-to-market strategy involves selling our solar panels to over a thousand solar companies who then contract with homeowners to install those panels. We also partner with sales partners who are authorized resellers of Complete Solaria. They find customers and contract with them on our behalf. Then we perform the project fulfillment, installation and ongoing customer management.

We offer many consumer financial products that enable our customers to go solar without any upfront payments or investment. We work with our national network of builders to install the projects generated by sales partners.

Our software has all the parties together, but we manage the customer communication and long-term customer support to deliver a seamless experience to the homeowner. We formed these end-to-end capabilities by merging two companies, Complete Solar and the Solaria Corporation. Together we formed Complete Solaria.

This merged the premium products and customer base of Solaria with the homeowner-facing software and services of Complete Solar. Both companies bring a strong investor base, which recently funded a $30 million bridge round to prepare us to go public in a De-SPAC with Freedom Acquisition Corp.

Freedom is a highly credentialed team of operators that has already provided immense support to Complete Solaria and will continue to do so as we become a public company. We have tremendous momentum as we build toward our De-SPAC. The $30 million bridge financing round was led by T.J. Rodgers, Tidjane Thiam and John Doerr.

These are legendary investors. Complete Solaria, it’s more than a company to me, it’s my life’s work. These investors have validated that work with their capital and by committing their effort to help me make Complete Solaria a global leader in solar.

Now I’ll introduce you more formally to Tidjane. He is the Executive Chairman of Freedom, as I mentioned. He’s a highly accomplished CEO, with over a decade of successful experience managing public companies, first at Prudential and later at Credit Suisse. Tidjane will share his thoughts about Complete Solaria and why he saw this business as an attractive investment opportunity. Tidjane.

Tidjane Thiam, Executive Chairman, Freedom Acquistion:

Hello again. It’s Tidjane Thiam, Executive Chairman of Freedom and sponsor of Freedom. I want to thank you for joining us this morning. It is my great pleasure and I’m very excited to have the opportunity to present to you Complete Solaria and its leadership team here from New York for this investor and analyst day.

Please allow me to say a few words about Freedom Acquisition Corporation before I move on to Complete Solaria. With my co-sponsors, we embarked on this journey about two years ago and we set out to find what we described as a gem, a company with great growth prospects, very attractive economics, and a great management team.

So in that search we interviewed and met with more than 90 companies and Complete Solaria is simply the best of 90, which is why we’re so excited to present them to you today. We believe it’ll generate very strong sustainable returns for all investors.

And let me tell you now why. During my 30 year business career, 30 plus, I’ve developed a few strong beliefs which I have applied as criteria in looking for a company to merge with. The first one is growth. I want a secular growth story. And solar is a secular growth story driven by very healthy fundamentals.

First of all, energy is central to all human activity across the planet, and demand for energy has always grown generally faster than GDP. Solar energy is efficient, effective, and clean. So, when demand grows like this, growth is fundamentally supply constrained, which for an industry player is a very comfortable situation to be in and I will come back to that later.

On top of these fundamental drivers, we strive for final demand for energy, meaning it’s the right sector for us. We also believe it’s the right time to invest in this sector.

We saw the Inflation Reduction Act being adopted in June, which creates a very supportive environment for residential solar, but also the Russia-Ukraine war, which made particularly Europe more sensitive to and more aware of the importance of energy security. And all this is happening with the background of the need to fight climate change. So, it’s the right industry at the right time with very strong tailwinds.

So, the second point we really care about is penetration for any industry. If you look at penetration in the residential solar market, in spite of spectacular growth for a number of years, penetration is still quite low at 4 million households out of an estimated 89 million in the US. So about 4% penetration. That is very low for any sector.

The way I think about this is that we are a growing slice of a growing pie. The ultimate demand, the pie, grows like the demand in energy, but also with the addition of homes. We expect single family homes in the US to grow by another 7 million between now and 2033.

So you’re facing a market, a pie that keeps growing because there are new entrants, and then you are also, within that growing pie, increasing your penetration as more and more households switch to solar. So the reason why this will be a high growth market is that you’re compounding the growth of two curves, the final number of households and energy demand from residential households in the US and penetration growth. So, this creates a very, very healthy economic background for a sector.

Moving on to a third issue, which is really competitiveness. We’ve plotted here for you the levelized cost of solar energy, dollar per kilowatt hour, which you see continuously going down over a long period of time. But also on the right-hand side, for recent retail electricity price trends actually over 20 years, which show you that retail electricity has kept going up. So therefore, we believe that solar is extremely cost competitive and will continue to be so for the foreseeable future.

The next concern and my fourth belief is you can only create a healthy growth pattern if you are delivering material, significant value to your consumers. So we’ve shown you here the savings from a typical customer who installs solar. You can see that those savings are very substantial over the life of the asset.

So as a result of all these factors, we fundamentally believe that we can deliver significant growth in 2023 in this large, growing untapped markets. As we’ll be explaining later in the US, we’re going to move from 16 states to 47 states. So, we have much expanded distribution, and beyond the US in Europe, the growth opportunities are very large and we can see that on the next slide with the increased awareness of dependency of Europe and Russian gas and the need for Europe to now become more balanced in terms of energy and across types of energies.

So, if we summarize all these on this slide, there are three takeaways from this. One, we are in a market with rapid, highly visible growth of a company that delivers best in class service and premium differentiated panels.

Second point is that this model is scalable and it’s an asset light model with low capital intensity and strong manufacturing capabilities. And finally, I’m very personally focused on cash generation and this is a business with a very simple P&L, which will convert over time very effectively, EBITDA into cash. And you will see that emerge in ‘23 and beyond.

So, all this is compelling, but frankly it is meaningless without a relentless focus on execution. As a manager, I am extremely focused on execution and in my search for a partner to merge with, I wanted to find a team and investors with the same mindset and who will be culturally well aligned with Freedom. And I believe we found that here.

T.J. Rodgers is a legend. What he did at Cypress is amazing. And T.J., Adam and I will sit on the board and will continue to drive this business very proactively for the management team that Will has assembled. Will is a graduate of both MIT and Stanford, an outstanding leader who has been able to put together an outstanding team here with Tony, who has a distinguished career and track record of delivery of working operating results.

We have Vikas, who has founded and built Sun Power, a residential business from basically zero to $1 billion and you’ll listen to him later today. We have Mark Swanson, who’s the COO and driving really all of the operating aspects of Complete Solaria, and Dave Anderson, the CMO and co-founder of the company with Will. And we’ve recently added Brian Wuebbels. We’re very excited to have him because we’re going to be a listed company. Brian has a long track record of running a listed company and he has already made a difference since he started a few days ago.

So, this is what I wanted to share with you this morning. And to summarize again, one, Complete Solaria is part of a secular growth story. Two, in this sector, penetration is low, which guarantees very healthy economics and strong profitability. And three, Complete Solaria is led by an outstanding team of leaders and investors who will deliver on all the promises made here.

So, I believe this investment will generate high sustainable returns for investors and with that, I’ll hand it over to you, Will.

Will Anderson:

Thank you, Tidjane. To many on this call, Complete Solaria is still a new concept. However, the company’s products, tools, and capabilities are the result of years of labor and innovation.

I founded Complete Solaria in 2010 and Solaria had already existed for nearly a decade before that. First few years were dedicated to building tools to deliver the right products and financing to the consumers. Next several years were devoted to improving installation speed and the customer experience.

We also evolved our strategy to use sales partners to grow faster. In 2020 and ‘21, supply chain challenges made it difficult to access the quality products we needed to deliver on our promises to customers. But now, with the merger with Solaria, we can truly manage the full value chain and provide an end-to-end offering to the market.

When I say end-to-end, I’m not suggesting a return to true vertical integration, rather a more rational approach to manage the value chain for the benefit of all of our customers. This graphic will help you understand our business model and how we fit into the industry.

We break the value chain into two categories, upstream and downstream, where Solaria has traditionally operated upstream and Complete Solar downstream. In both instances, however, we take advantage of scalable partnership models, which are illustrated by the different colored bars.

Dark green means we perform that activity in-house. Light green means it is a tightly managed function that utilizes partners. Let’s look at the upstream first, which we’ll identify later as our modules’ revenue category.

You shouldn’t think of us as a traditional manufacturer. We perform R&D, design our own panels, and own the IP associated with our products. To build our solar panels, we partner with contract manufacturers who are operating at scale. We leverage their existing facilities, but they build our solar panels exactly to the specifications that we provide. This makes us very asset light and nimble.

The downstream portion relates to our system sales revenue category. It follows a similar partnership pattern as the upstream model. We partner with sales partners to generate leads and to sign customers up to go solar, but we perform all the project fulfillment activities and customer communication in-house.

These activities scale well and are critical to delivering that perfect customer experience. For day-of install construction activities, we partner with installers all over the country who provide their labor and construction expertise. Because we don’t have to stand up large in-house construction operations, we can scale and expand into new territories quickly.

It also gives us the flexibility or the flexible installation capacity, I should say, needed to install our projects much sooner after customer signing, which has been the primary driver of customer satisfaction throughout our history.

Finally, we’ve developed our own in-house software capabilities that ensures we are truly managing the process in each link of the value chain, regardless of whether the actions are being taken by Complete Solaria employees or by our partners. The net result is a combined company that, unlike any other company, can ensure success at every critical stage of the value chain and truly deliver superior products with a superior experience.

Now, I would like to walk you through some of the things that set us apart, starting with our solar panel technology. But first, a fun video clip that showcases these beautiful products.

Video recording:

True innovation, it starts by imagining the future. Presenting the PowerXT 400 series panels from Complete Solaria, a flawless blend of beauty and power unlike anything in the residential solar market today.

The optimized design eliminates dead spots and common failure points, and the next generation formats mean more surface area is devoted to producing over 400 watts of power while engineered to better fit most typical roof layouts.

But our innovation doesn’t stop on the surface. Parallel substrings provide improved shade performance. All this technology packaged into a pure black sleek design means you are getting the best looking, most sophisticated solar solution for your home. With a 30-year comprehensive warranty, enjoy peace of mind for years to come. Imagine the future today with next generation solar from Complete Solaria.

Will Anderson:

Okay, we’re back.

Sorry about that.

Those are beautiful panels. I love that video. Our leading product is the PowerXT module. This is truly differentiated in the market because of our patent protected shingling process, which enables us to cut solar cells into smaller strips and layer them across the solar panel.

The advantage of this is we completely cover the back sheet, wires and bus bars, giving our solar panels a clean, all-black appearance, which is a major advantage in residential solar applications. Furthermore, because we don’t have any wasted space on the solar panel, we can also harvest more power. That’s what you saw in the video, and this is what you can see in the closeups on this slide. This is truly a beautiful, aesthetic, powerful, high quality solar panel that differentiates us from the competitors.

Next, I’ll talk about our digital platform. First, HelioQuote, which is an automated system to build optimized solar designs. This is used by our sales partners to present system options and financial analysis, and sign customer contracts and initiate customer financing. It guides our partners and customers through the sales process.

Next, HelioTrack takes a seamless handoff from HelioQuote after a customer signs up to go solar. HelioTrack is a powerful project management system that tracks progress, assigns tasks to both internal staff as well as external partners such as our builders, manages schedules, inventory, payments, and most importantly communicates each milestone to the customer. HelioTrack is the backbone of our system sales revenue category.

Finally, Share the Sun is a set of consumer-facing tools that provides customer communications and reports on solar system performance. Further features are being built and will be aggregated into a single mobile app, which we are targeting to launch at the end of Q2 of this year.

An important feature of our offering is the ability to offer customer financing through various financial institutions. Last year, nearly 90% of residential customers financed their solar system. Many customers don’t actually realize that they can go solar without spending anything upfront and that their finance payments will be smaller than the electricity bill they will be replacing.

We offer customers the ability to go solar without any upfront costs, whether they’re using a solar loan or a financial product called a Power Purchase Agreement, or PPA for short. PPAs offer added advantages to the sales process. The way it works is when a customer signs up to go solar with a PPA, they don’t have to pay anything upfront for the system. Once the system is built and producing power, the customer simply makes monthly payments for the power it produces at a predefined rate that’s less expensive than their utility rate. So, the customer knows it’ll save money. And if the system doesn’t produce, well, they don’t pay. We offer all these products for multiple vendors and make it easy to navigate the options with HelioQuote.

I’ll also highlight a few other important characteristics of a PPA. First, it’s an effective mechanism for managing the solar tax incentives. The recent Inflation Reduction Act passed in ‘22 increased and extended several tax-based incentives for solar owners. This meaningful incentive will support the industry for at least the next decade. But tax issues can be complex for consumers and many don’t pay enough taxes to fully benefit on their own. With a PPA, the tax benefits can be utilized by a third party, with the financial benefits being passed along to the customer in the form of lower monthly payments for their power. Complete Solaria offers PPAs to homeowners by utilizing third-party PPA structures. In doing so, we monetize the full solar system value upfront and don’t have to carry the assets on our balance sheet. This provides important growth capital to the business and generates a simple P&L for all of you to easily assess our business.

We’ve generated very happy customers by offering the right products with a seamless process and sound communication. This is critical as we strive to grow our business and this market. By delivering strong customer satisfaction, our customers will refer us to others and help educate the market about the benefits of solar. Furthermore, we will have many follow-on opportunities to sell them additional products and guide them through their energy transition. The further benefit to CS [Complete Solaria] is we will attract and retain great partners, which is the key to growing this business exponentially.

As a merged company, Complete Solaria has all the capabilities to deliver a superior product and experience to the customer. But the merger also gave us a powerful geographic presence and opportunities to deepen and strengthen our partner relationships. This is what drives the merger synergies behind our growth. Vikas will give you details about these strategies in a moment, but here’s a brief preview.

First, one of Solaria’s major strengths is their network of loyal installers whom we call Pro Partners. They’re represented on these maps in the green bubbles. As you can see, they give us true national coverage in the US and strong access to Europe. Our first major initiative is to increase the share of wallet we earn from the Pro Partners. Historically, most of them have used us as their premium solar panel for their top 10 to 15% of customers. We want them to buy all their solar panels from us. To achieve this, we’ve launched a performance version of our solar panel, which is a lower-cost yet still all-black panel. We’ve had tremendous demand for this product, which drove significant growth in Q4 of ‘22.

Second, we’ll offer our solar panels bundled with software, such as HelioQuote, as well as services offered through the Complete Solar platform in order to provide operational savings to our Pro Partners while managing premium margins on our solar panels.

Next, we’ll expand the Complete Solar legacy business into new geographies by partnering with the Pro Partners who will become part of our installation network. Prior to merging, Complete Solar only fulfilled sales partner projects in the yellow states. We’re now working on a national rollout that will integrate Pro Partners as builders for projects generated in those other states as well.

Finally, the EU has historically represented only a small portion of our business, but strong tailwinds there will be a major contributor to our ‘23 plan, as you’ll see soon.

You’ll now hear from Vikas Desai, who’s responsible for executing our go-to market strategy across all of our revenue categories. This isn’t the first time that he’s done this. He’s successfully built residential businesses at SunPower and SunEdison, as Tidjane mentioned to us. And he brings tremendous experience and capabilities to this role. Vikas.

Vikas Desai:

Thank you, Will, and thanks everyone for making the time to be with us today. Our growth strategy is driven by three very simple components. First of all, we want to capture the synergies of this merger and the capabilities that each part of the business brings to the other. We want to substantially expand the partnerships that we have across many different types of partners, which I’ll talk about. And in the [medium-term] we have substantial capability and opportunity to upsell more to the customers that started out wanting solar.

I’ll walk you through this slide a little carefully here. How we expand merger synergies is we look at the capabilities that each part of the company has and look at exploiting them in the other part of the business. If we start with product design and supply. As we talked about, the Solaria products are highly differentiated, highly desired by the customers, and we are going to start deploying those products across. We already have started the complete Solar part of the business. On the sales side, both companies are very strong.

Both companies are very strong and we have synergies in how we build the network together in any geography. On the project development side, the Complete Solar platform is substantial and highly capable. Our goal is to start deploying that on the Solaria side of the business to enable our Pro Partner network. On the installation side, we have this huge partner network, and build capacity is now limitless for the combined company. We intend to bring this business because it helps the Pro Partners grow their revenue as well into the Complete side of the business. Financing, Will spoke about. Finally, the workflow automation specialty software services, like design services, permitting, et cetera, which we have substantial capability on the Complete side, we will roll into the Solaria side of the business.

So together, the combination of all this means we’ll have a more efficient and effective go-to-market operation and we’ll create a better experience for our customers and partners at scale.

A key part of what we try to do is we want to make it easy for all capable parties to sell solar and bring more customers into the solar family. On the left here, we have the traditional solar dealers. We have a very vast network across the United States and Europe. We spoke about that. Then in the middle, we have a fast-growing part of our business, which is these non-traditional solar dealers. People who come from a related home improvement category, like HVAC, or roofers, or home security firms, who have all the capabilities to sell a solid product to the consumer. They already have the relationship with the customer. But they need a platform and a smooth process through which they can bring solar to the customer. That’s where the substantial capabilities on the software side and the process side that Will spoke about will help us and is already helping us bring these non-traditional solar dealers into the market.

Then, as we expand this footprint, a key part of our strategy is to build corporate partnerships. You will hear more about this on a regular basis from us. For example, electric vehicle OEMs, new home builders, et cetera, where we can allow them to seamlessly offer solar storage and other products to their customers. More to come on that front.

Finally, for my slides, one of the very exciting things is we can add... The customer usually starts thinking about solar, but then the question is, what else will they seamlessly purchase from us? Energy storage is the obvious one. The penetration is quite low. It’s still substantially less than one in five systems nationwide that get energy storage. In many states it’s even lower. We want to expand that. We want to make that experience very, very easy. EV charging, O and M services, roofing, these are services we already offer to our customers.

Then, there is a long list of products. Heat pumps, as you might know, are becoming highly prevalent and highly desired because of their efficiency and as an alternative to gas, et cetera. These are products that we will add in the future as we find the right process and a seamless experience for the customer. I’m now going to hand off to my colleague and good friend Mark Swanson, who is our Chief Operating Officer. Because a key part of scaling the business is how we are building the supply chains globally and how we’re scaling up the installation side of our business. Over to Mark.

Mark Swanson:

Thank you, Vikas. For 20 years, the Solaria brand has been synonymous with premium, beautiful, high-performing, all-black solar modules. We use a low CapEx contract manufacturing model, which limits the need for extensive investment. While the design and intellectual property is developed here in Silicon

Valley, the product is produced overseas by manufacturers in Thailand, Cambodia, Vietnam, and India. In addition to our industry-leading designs and capable manufacturing partners, we leverage automotive industry quality systems in our own overseas engineering quality and logistics teams to ensure consistent production and delivery of our beautiful high-performing and reliable solar modules from an exceedingly scalable footprint.

On the installation side, we use the before mentioned technology platform to promote end-to-end operational efficiency by weaving together our nationwide sales and operations staff with external business partners. This execution system consisting of our proprietary HelioQuote and HelioTrack software solutions, together with our nationwide team of sales operations professionals and business partners, provides a powerful platform on which to scale our installation business across the US and Europe.

Now, I’d like to turn the presentation over to Brian Wuebbels, who I’m thrilled to introduce is our newly announced CFO.

Mark Wuebbels, CFO – Complete Solaria:

Thanks Mark, and thanks everybody. Hey, I’m very excited. And thanks Will most of all for this opportunity. I’m very excited to join this team. I think we’ve got some tremendous potential here. Let me take you through the financial information that we’ve put together.

Here’s the financial summary of the business. Let me clear the page. There’s a lot of numbers on the page. On the left-hand side, you see our actuals for ‘22, plus some forecast periods. We are currently in process of finalizing the purchase accounting and the year-end for the business, as well as completing the ‘22 audits with Deloitte in preparation of filing our next round of the S-4. On the right-hand side, you see the investor plan that was put together last summer as part of the thesis for why the combination of Solaria, Complete Solar and the FACT team made sense.

So, if you look at the numbers, for 2022 we achieved $120 million worth of revenue on a gross basis. We’ll get into this a little bit later in some of the Q&A on the loan fee adjustment. But that was at our guidance that we’d given in the investor plan. We also saw improving margins, as we continued to see 31% gross margins in Q4. Really lifted by, as the team has mentioned earlier, the launching of the new solar panels and the increased supply that Mark just talked about with new suppliers. So, through that, we’re able to see significant growth in Q4, achieving $37 million worth of revenue and 38 megawatts.

So what does ‘23 look like for us? We’ll continue growth. We expect over 100% growth next year, up to $285 million on the exact same basis as the 120 that we previously mentioned. And we expect to see that visibility.

I’m going to take you through that on the next page of how we’re going to get to the business plan and what areas we’re going to push on. But we have really good visibility actually Q1 and Q2. And as you can see in this analysis, and I think one of the things that attracted me to this business as well, is a simple P&L. This is a business that we’re projecting to make money later in ‘23 by delivering value to our customers, as Will had mentioned earlier.

This is how we’re going to achieve the growth that we’re talking about. For 2022, as I just previously mentioned, we ended at 120 million. That was split 72 of system sales and 48 of modules. Our plan for ‘23 is really broken out in two areas. First, in the systems area we have contracted revenue already of 44 million. Which means through the growth initiatives that Vikas had mentioned earlier of capturing merger synergies, expanding our partnerships, and upselling different products and services to our customers, we expect to achieve that additional growth of 61 million.

On the module side, we have $38 million already contracted, so almost equal to last year’s sales. And through the efforts that Mark had mentioned with contract manufacturing expansion and the capacity available to us, as well as the new products that Will and the team had mentioned, specifically the PowerXT, the 400 series PowerXT product, we expect to grow that business by 94 additional million dollars in 2023.

And last, which we’re really excited about, is the rolling out of a new PPA program. That program will launch later this year and we expect to see almost $50 million of sales in year one from that new product launch. So, this is how we’re going to get there. $82 million of contracted revenue, $155 million of growth from our core businesses in areas we already know, and launching a new product in the PPA, which is going to get us $48 million. So, this is how we see visibility to our growth for 2023. That’s all I have. With that, I’m going to turn it back over to Will and Will is going to facilitate the Q&A session. Over to you, Will.

Will Anderson, CEO Complete Solaria:

Thanks Brian and team. This, for the most part, concludes the presentation portion of our presentation. We’ll move to Q&A in a moment. But first, just to summarize what you’ve heard today, we’ve brought these companies together to create an end-to-end solution. Those synergies that we’re already experiencing is driving tremendous growth. Brian already highlighted Q4 was significantly increased from Q3. And in Q1, which is typically a slower month for solar companies, we’re expecting even more growth. We’re already putting those plans in place and capitalizing on those synergies.

All of this, again, is being made possible by the investment from our strong investors. We highlighted at the beginning T.J. Rogers and Tidjane Thiam. Then just this morning, we released a press release about John Doerr having participated in that bridge round as well. So, we’re really excited about the capitalization that that brings. And leading up to the de-SPAC, which we expect to happen still in Q2 of this year for further capitalization. We’re just thrilled to be at the stage of development that we are today. And we expect that as a public company we will certainly become a leader in this space.

So now we’ll move to Q&A. But before I do, I just wanted to highlight one last thing. This is a beautiful image on the screen. Just a fun fact, we got this news just two days ago after working with the National Association of Home Builders. This is one of their 2023 model homes and our Solaria solar panels are displayed very prominently up on the roof. In fact, the angle of this photograph was to make sure to pull those solar panels into the view. So we’re really excited about that. Just another fun bit of progress and momentum and recognition for all of our hard work.

So now we’ll move to Q&A. I think many of you have been posting to the Q&A board. Adam is receiving those and has been organizing them. Adam, if you want to just present the question and then either you or I can decide who’s best suited to answer that. I’d love to get the team involved in answering these questions, as well.

Adam Gishen:

Okay, very good. So, just post your questions, please, and they’ll come through to me and we’ll make sure they get shared with Will and the team.

First question up here, Will, very topical, we’ve heard quite a lot in the last few months. NEM 3.0, how does that affect the business? Does it present opportunities? What is your view on the result of NEM 3.0 and how it leaves Complete Solaria?

Will Anderson:

Yeah, I’d like to actually take this one, and then hopefully the others we will leave to the rest of our team. We actually have a supplemental slide. This is going to be published with our S-4. Or sorry, not with the S4, with the overall. There it is.

So, the first and key point here, and Vikas maybe I’ll bring you in on this as well here in just a moment, the first and key point that I want to make here is that California is a very important market. For those of you who may not be fully familiar with NEM 3.0, it’s the net energy metering agreement, the next generation of that for the California market. In fact, it’s not even the entire California market; it’s the investor-owned utilities, which is about two-thirds of the California market. It has changed the rules for solar. And the intent of it was really to try to encourage greater battery adoption. But for solar-only projects, it really has a pretty negative impact on the economics for the homeowner.

Having said that, the economics are still very strong, perhaps as strong as many other states across the country. The way that we’re addressing this is we are working on a much more streamlined solar plus storage offering. We already offer storage as one of our products in the systems business, this is the business where we contract directly with the homeowners, and have installed many battery backup systems, which improves the economics under the new NEM 3.0.

And so, the result in California is you’ll actually see storage plus batteries which will have the effect of increasing our overall revenue per system on the positive side. Again, on the negative side, it also increases the entry costs for a homeowner to go solar in California. But whereas we’re a relatively sophisticated company with the ability to figure out how to offer the storage and solar together in an optimized way to maximize the homeowner benefit, I think we’re poised to do well in California nonetheless.

Having said that, the second part, which I’ll ask Vikas to address, is we’re also growing very rapidly outside of California. Our major growth markets are places like Texas and Florida. And Vikas, maybe you can address some of that.

Vikas Desai:

Sure. To add to what Will is saying, while California will shift from solar to solar per storage, it’ll be a transition with Q2, quarter two, likely being the lowest point in California, and then picking up as we then get into the second half of the year. The way we are mitigating that as a business is we are adding substantial growth and partnerships outside California in the US: Florida, Texas, some of the Northeast markets. We will start selling storage much more substantially in California itself. And then we have very high growth that we expect in Europe. So, you can see here that the amount of product that we are going to be selling pretty much in all the key markets across Europe will grow, and we have a lot of tailwinds in that market. We have a very strong network. The European growth, as you can see.

Will Anderson:

Thanks, Vikas. Bottom line is, NEM 3.0, it’s meaningful. It probably slows growth for a little while in California, but we think we’ll be taking market share there where many other players aren’t going to be able to offer the same kind of optimized solutions as we will in California. And then, we’re gangbusters everywhere else in terms of growth rates in Europe and other parts of the US.

Adam Gishen:

Okay, great. Switching gears here, another topic that I think people want to talk about is really drilling into the financing of solar installations for the customer. So, we’ve got a few categories here: loans and PPAs. Obviously, we’ve had a series of rate rises, especially in the US. So, the question really is to you, Will, how do you see the development of loans against PPAs in the year ahead? Do you see any slowdown in demand from customers given that things are getting a little tougher out there? And then, also, if you could talk a little bit around how you FICO score or the criteria around which customers are brought into the PPA application process.

Will Anderson:

I don’t really want to get too much into the sausage making process here, but when it comes to financing solar, as I mentioned earlier in the presentation, there are loans and then there are PPAs. And the loans take different shapes. Something that we’ve been observing in the market, which is a reversal from previous trend, though, is as interest rates have been increasing, which they’ve been increasing very fast, faster than I think historically one would. There’s not a lot of precedent for how fast interest rates have been going up.

The cost of the loan products that are available to the solar industry have gone up quite a lot and that’s had a bit of a chilling effect on the market, frankly.

However, the cost of PPAs has not been rising at the same rate with interest rates, and, in fact, for several reasons relating to the Inflation Reduction Act, PPAs have become more attractive because of greater tax incentives. And I covered that off. The net effect is we’re seeing a shift back from what used to be in the last few years, primarily loan-driven market to more PPAs.

The other issue that I think affects the number of PPAs that actually get out into the market is just access. So, one of the things that by virtue of the way that we are able to aggregate different types of financing from various providers and make it available to our partners where we’re ultimately the ones that are responsible for fulfilling on those projects and making sure that all of the right steps are taken with the financing, we’re able to give access to, whether they’re smaller players or different types of companies that just don’t have access to that kind of customer financing. And so, by doing that, I think we’ll expand access to PPAs and we’re going to see a shift back towards PPAs. It’s always been an important product for us as we’ve built our business over the years, and we’ve had great PPA partners. And so, we expect that to continue.

In terms of the final part of the question, how do customers qualify, it’s purely FICO-based, so credit score. And it really doesn’t show up as a loan product on consumers’ credit scores, so that actually is a benefit to many customers. A consumer can get qualified for a PPA in a matter of, well, the credit application, it’s minutes. And as long as the system is designed appropriately so that they save money, which is also a requirement, then it’s a very straightforward process for the customer.

Adam Gishen:

Couple of questions here really digging into the specific benefits for Complete Solaria with the Inflation Reduction Act. We have spoken about that, obviously. There’s a question specifically here, Will, around the potential to come back onshore with contract manufacturing because there’s many incentives obviously available. So, maybe you can just address how you look at coming back to the US on the right terms in the future.

Will Anderson:

I’m going to ask Mark to address this question, and the reason why, we didn’t spend a lot of time on bios and whatever else, but Mark has run global solar manufacturing operations for SunPower, in particular. Tremendous experience here. And I do want to credit Mark, as well, as we were going through the financials, we had tremendous growth, like I said, in Q4 with the rollout of the new PX product, and that never would’ve happened had Mark not been able to set up the contract manufacturing relationships that he did admirably. And extremely capable here. And this is something that we’re looking at. So, Mark, tell us about benefits from the IRA about either onshoring manufacturing or domestic content and just really high level some of the things that we’ve been exploring on that.

Mark Swanson:

Sure. Thank you, Will, and thank you for that generous introduction. So, as Will mentioned, I’ve really spent my whole career in manufacturing and really look forward to an opportunity to bring solar manufacturing to the US. As we mentioned earlier in our conversation, we have historically pursued an asset CapEx light model and leveraged contract manufacturing models to provide our product. One of the main reasons for that has just been our ability to get great product at a fantastic price from high quality manufacturers has been so significant that we’ve not had a reason.

The IRA, of course, as the question begs, brings both investment tax credits and production tax credits to the fore and makes production in the United States quite an attractive opportunity. We’ve been modeling that and we’ve got some quite detailed thoughts about that transition. However, our current thoughts are that our current size, it’s not entirely obvious that investing in that facility would make short-term sense. We are actively pursuing and evaluating options to do so, and our primary focus is on leveraging some of the fantastic manufacturing relationships we have with large overseas manufacturers who are also interested in coming here. And we think that there may be some really fantastic opportunities to have our cake and eat, too, by continuing to leverage our light asset model by partnering deeply with some of these overseas manufacturers. Nonetheless, as I indicated earlier, if we can find our path to building a facility in the US, we’re certainly going to look at that very carefully.

Adam Gishen:

Good question up here around receptivity in the market following the combination of the two businesses, it’s called, gentlemen said, boots on the ground. What type of early wins have you had, if any, and what has been the feedback from that dealer network around the broader product offering that you’re able to provide here?

Will Anderson:

Vikas, why don’t you take this one?

Vikas Desai:

Thanks, Will and Adam. It has been very positive reception in the market. The key thing for dealers is to help them grow their business without adding substantial fixed costs. The capabilities that the Complete side of the business brings, which is the services aspects of it, design, proposal, et cetera, as well as there is a lot of receptivity to the financing and the financing platform. We have also had a very strong reception from our distribution partners who see the value in what we’re doing.

The other thing you will see from us in the future is having a much more sophisticated dealer program. We have learned over the years from many, many other industries. We’ve helped build some of the programs in solar, as well. And it’s our goal to make the program overall much more comprehensive because we have a lot more capabilities as a combined company.

Adam Gishen:

I wonder if we can build on that just slightly. Another question here, which I think is very interesting, is when you’re choosing to expand your dealer network or your partner network, how do you go about getting into those channels? How do you get into those national channels? And how do you really grow that distribution franchise with the partners that you take on board?

Vikas Desai:

First of all, we have very strong partnerships with the distribution network, so we have Europe-wide and US-wide distribution network where the distributors are very strong partners for us. So, they bring us a lot of referrals for dealers. Also, dealers talk to each other and they get customers asking them specifically for the Solaria product. So, we have huge incoming interest from the dealers that want to work with us. That is how we’ve got this very substantial network.

Now, within that, we have a process to vet the network, the incoming inquiries, and then who we choose to work with. The people that we choose to work with, the tightest, those dealers, we call them Pro Partners, those Pro Partners may have special incentives to be tied closer to us, may give us more share of account with them, et cetera. And then, they get first dibs at new products coming in, new services coming in.

Adam Gishen:

Maybe I’ll address this one to Will here in the first instance, and you can parcel out, is within the way that the software is configured, the way that you’ve designed your software, what is it that enables you to be more rapid in the installation of fulfillment process versus a kind of traditional linear installation process that many have gone through so far? And obviously, what feedback do you hear from your customers as a backend?

Will Anderson:

I’ll go ahead and handle this one. So, it’s really all baked into Heliotrack. This is a program that we’ve been developing and iterating on for years and years. I’ve been very personally involved in its development. The whole purpose initially was to try to figure out how to get a better project management tool that allows us to do more things in parallel and figures out other portions of the activities that need to be done to do them in an automated way to remove human error and humans having to get involved in certain tasks that really can just be automated. So, that was the first thing that we brought to bear in Heliotrack. Since then, it’s also become an amazing tool for integrating third-parties into everything that we do.

So, our speed to installation and timeframe that we take from getting to a customer signing up to getting the solar on the roof and getting them tied into the utilities so that they can begin using their solar is really driven off of this concept of working in parallel, tracking it closely, timing everything out. The software also identifies bottlenecks and reallocates resources, so it actually takes tasks and assigns them to other people if somebody’s queue is getting too large or if it’s taking too long to get through it.

And then, on top of that, the other component is actually, it’s bits and bites as well as atoms and molecules. So we have our model out... the boots on the roof, people installing these projects are our build partners. And I had mentioned having the ability to partner and doing that really seamlessly and removing the friction to do so allows us to really expand or contract, usually expand, as needed so that we don’t have to queue up customers to wait for a long time until an installation crew opens up. So, we never would be able to do that without the Heliotrack software because that is a system that actually manages which builder goes and installs which project, and it submits all of the information to that installer with the day and time that they need to be there, much like an Uber app does for an Uber driver.

And the end result is that we are able to bring to bear a lot more contract labor to be able to build our projects a lot faster when we need it. And so, Heliotrack manages all that process, and that’s really what’s been able to allow us to build our projects much faster.

Adam Gishen:

Yeah. So, a couple of questions here really around the same theme is when you are offering additional products and services to the company, mainly products, and also including the Solaria modules, is the strategy, is it open architecture, or do you go with one particular kind of partner? What is the strategy around offering clients Solaria modules or other modules and this type of heat pump versus other heat pumps? What is the strategy around partnering with different companies going forward to offer to the client the best service?

Will Anderson:

Yeah, I might direct this question over to Vikas, as well. Maybe we focus it on just the first products that we’re rolling out as bundles, the software services plus the solar panels. We’ll get into heat pumps and all that stuff later. I mean, those are follow on products that we can offer through, potentially, we don’t do it today, through some of our say say HVAC partners and others. But, for this conversation let’s keep it to our core business of modules and solar enablement tools. Vikas.

Vikas Desai:

So, there’s two sets of products. One is the products that help the partners scale their business better and reduce their fixed costs while still growing their business. So the services, the financing, et cetera. We make that available to a core set of partners and we expand from there. We are of course always trying to perfect the process and so on, so there is a scalability aspect to it. Start with a few and keep expanding. In terms of any new product that we have, for example, later this year we’ll launch a much more powerful version of the XT product. We want to make sure that customers in most geographies have access to that. Again, we work with the core set of partners and we expand from there. The key is to make sure the end customer always has access, which may not require all 1,000 plus of our partners to have access to the product. Start with the core and we can direct the customers to those and then keep expanding from there. It starts with the same vetting of the partner network and working with the ones that we are closest to and we are getting the best experience with and then expanding from here.

Adam Gishen:

Sorry to jump around a little bit, but I’m going to say them as they come in here. Back to NEM 3.0 Will have we seen a demand pull forward effect as a result of NEM 3.0 in California? Is there some front loading of the year in terms of people moving?

Will Anderson:

Vikas, I’m going to bring you back in again. I think you’re the right person on this one.

Vikas Desai:

We are seeing some pull forward. Fundamentally, the customer has to be in the consideration pipeline, so it’s unlikely that a customer coming new into the pipeline at, say, in February is going to make a very fast decision and sign up quicker because of NEM 3.0. So the effect will be felt much more with people who have been in the consideration cycle into Q4 and early part of this year, and we will get much better conversion. We don’t have very precise stats for it. We are talking to a lot of our distribution partners and all our dealers as well. The real numbers will come through, obviously by the end of this quarter we expect to see an uptick. We are not counting on it.

Will Anderson:

I might layer on this for just a minute too because the consumer mindset, especially when it comes to solar, is really interesting. And I’ll preface this by saying I have been at a lot of kitchen tables presenting solar to customers. When I started the business with Dave Anderson, we would go to customers, we’d generate leads, we’d go, we’d pitch, we’d test our software out, we’d close a few deals, we’d close a few sales, come back. We’re a three-man shop. And since then I take a lot of pride in actually continuing to get in front of customers one-on-one to just understand what’s going on with them.

So, the consumer mindset is this, “April, oh, I’ve got plenty of time.” So, I do think that we will see a mad dash at the end of this quarter, beginning of next. And people can sign up to beat the NEM 3.0 deadline. Again, as a reminder, this is just a California issue. So, for people who are outside of California, it’s just a California issue. But again, biggest market in the US. We’ll see a mad dash then, but there are marketing efforts by us and other solar companies that are starting to raise awareness. So, I do think that there’s a wave building, but we’re not surfing on it yet.

Adam Gishen:

I’m going to go into a little bit the P&L and how it works with partner commissions. Before I do, there’s just a question here as we kind of finished with the customer. Question here, what is the value proposition for the end customer? Is it lower cost? Is it better quality? Is it quicker time to install? Maybe you can just put yourself again in the customer’s shoes around what you feel makes for a happy customer and what the proposition helps them get.

Will Anderson:

Just following up on my last comment.

So first off, the product itself, going solar, it provides tremendous value to the homeowner. And that value is in the form of financial. You can go solar without having to spend anything out of pocket, so it’s not even an investment if you don’t want it to be, you can finance it, you can PPA we’ve talked about that. If you do want to invest and just buy the system outright, it’s a tremendous return on investment better than anything you’re getting in the market today, I promise you that. It increases the value of your home, et cetera. So as a product, there are a number of both financial as well as feeling like you’ve created a little bit of freedom from your utility company, you have some choice, is a key driver for consumers to go solar. And most people out there still don’t realize this benefit.

And there’s a point in every sale where you see a customer light up and it’s the moment that they get it like, “Oh, wow, really? As long as I can believe what you’re saying, it almost sounds too good to be true. Why hasn’t everyone done this?” I’ve heard that phrase many, many times from people who have finally made that decision. So that’s kind of universal. It doesn’t matter if it’s Complete Solaria or others of our competitors who are presenting that to customers, we all have the same opportunity to create that moment. I think what sets us apart is, one, we’re able to make that process easier for anybody to have that conversation. We haven’t gone into it in detail here, but many of our sales partners are not solar companies. They’re companies like HVAC companies or home security companies. And more and more we’re trying to get into electric vehicle dealers and manufacturers and companies like this. So we make it really easy for them to be able to present the solar opportunity to a customer and get that customer to that aha moment. So that’s number one.

Number two, and this is critically important, as an industry we have really somewhat failed the customer. I’m speaking broadly here. This is one of the key things that we’re trying to resolve at Complete Solaria. We’ve failed the customer in that we take too long to install their projects. We don’t communicate effectively. There’s all kinds of potential issues that customers run into and that’s why we’ve focused so much on increasing the speed and we’ve identified the faster that we install the project, the better that we communicate, the higher our satisfaction scores. And there are other times such as during early ‘21 when access to product was very limited, very, very limited, and we had to stretch out our install timeframes just because we didn’t have product to install and those customers are unhappy customers. It’s a very tight correlation.

So making sure that we’re delivering the product once they have that great aha moment of why doesn’t everyone do this and not give them a reason why everyone shouldn’t do it, that’s really critical and that’s one of the things that just absolutely sets us apart.

Adam Gishen:

Okay, great. Thank you very much. Going to answer as they come in here. This switches a little bit towards Solaria. Question around the IP that the company’s developed, the shingling technology. I think that’s clearly been tested in the courts and the company’s had a successful outcome. So we can talk maybe a little bit, Will, and then perhaps Mark around how strong is that shingling technology? Does it provide really a competitive advantage in the marketplace and the brand awareness that dealers have on the Solaria brand?

Will Anderson:

Yeah, Mark, will you take the strength of the IP and probably a little bit on the automation. Our costs aren’t significantly higher to produce that product and it does drive really attractive margins.

Mark Swanson:

So Solaria has compiled a list of approximately 200 patents over the years. As Adam indicated, we’ve recently had those patents challenged in courts and we prevailed. So we’re excited about that. And as Will mentioned, the product isn’t fundamentally significantly more expensive. The process is divided into a back end and a front end of the process. The front end is where we make shingled strips and that part of the process requires custom bespoke equipment and our proprietary technology. However, the backend of the process is the same for the shingled product and for the vast majority of solar modules manufactured today. And so as a result of that, we’re able to offer our beautiful product with a relatively low premium, a small premium that accounts for increased amounts of silver in our custom solar cells and some slight differences in the manufacturing process of the module itself.

Adam Gishen:

Moving a little bit to the P&L here. Will, I wonder if you could just kick us off here and talk us through how the gross margin and contribution margin work, the kind of commissions that you pay to your partners and the type of structure that they require. So just broadly kind of how it works and then we can dig into some numbers and maybe the evolution of the gross margin over time.

Will Anderson:

Brian, if you want to think about this one as well. We have to excuse Brian a little bit he’s two weeks on the job here. He’s already fully digested our business and is fully integrated. But I’ll answer just very briefly.

So split the product lines or the revenue categories into modules, systems, and then we have our software and services, which is much smaller piece. So I’m just going to focus on the first two. Margins on modules is pretty straightforward, I think everybody understands how to come up with COGS.

On the systems business our revenue is the full contract value of a solar system contract with a homeowner. From that, we have our COGS, which involves of course all of the equipment, not just the modules but the inverters, the racking, et cetera, the labor required to install it. And then from all of that we end up with a gross margin on the systems business of typically in the 40s as high as even 50% when cost of solar panels were a little bit cheaper just a year and a half ago.

When we are assessing our business, we also look at what we pay out to the sales partners and to understand that piece one needs to understand the nature of that relationship. So they’re either direct sales companies or some of these other types of alternative partners as we’ve kind of thought of them in kind of new channels, companies that might sell other products. We have an arrangement with them where they have pricing flexibility. If they charge a little bit higher price, they can capture more of that top line value. But we set a floor and everything below that floor is what we keep, everything above that on some version of a split is shared with our partner. And so as they price up, they’ll make more on that. And it’s really not appropriate to call that a customer acquisition cost. It’s really more of a revenue sharing with our sales partners. The acquisition cost is whatever it costs them to generate their customer. For a lot of people who like to make that customer acquisition comparison, that’s the apples to apples comparison. What does it cost our partners to generate their customers versus other companies?

But that net result after what we pay them is what creates our contribution margin. So that’s how that breaks out. When you bring all of those together, you end up with a blended margin of 30 plus percent and it’s been growing since the end of Q3, we’re in the middle of Q3 and just continued to grow for the next quarter or two. Brian, do you want to add anything to that?

Brian Wuebbels, CFO:

No, I think the only other point is just the revenue treatment. So in the schedule, we break out the loan fee as a separate item for revenue. Historically, as Will said, what we’ve done is we record the entire contract values revenue. So as we’ve gone through the ‘20 and ‘21 S-4 preparation with Deloitte, some best practices were identified on revenue recognition and the decision was made that we would back out the loan fees associated with the sale or in the contract value, and those would not be considered revenue of just only COGS. And so that’s the adjustment, that’s different treatment than what was done in the past, but it’s appropriate and both the treatments were appropriate. We think this is a better indication of the profitability of the business and the revenue of the business. So that’s the only small tweak that I would add to what you mentioned and that shows up in the schedule that we provided earlier today.

Adam Gishen:

Thanks very much everyone. We’re coming to the end of the questions which have been sent in, so thanks to the audience. I guess there is another question just on timing here and next steps and maybe I’ll address that. So we have obviously filed the S-4 on Friday, which is very good. And as Brian says, we’re completing the 2022 company audits on both sides of the house and the proforma. So those should be in the next turn of the S-4 once we receive comments. Separately we’ve filed for an extension for the SPAC. Again, this is all public information and you’ll see that we’re forecasting a transaction to close in Q2, maybe sometime in early June, I guess is our best guess right now. But we’ll obviously keep you posted as comments come through. So those are the main kind of items on the timeline. The extension votes looks like the 28th of February for the EGM for our shareholders, and then the ultimate de-SPAC sometime in early June. And we’ll keep you posted as things develop.

So with that, again, thank you from my side very much for attending. I’m going to pass that back to Will for final comments. And the transcript of this will be available for our shareholders and will be filed obviously. So if there’s anything which is unclear or you’d follow up on, please come back to us and we’ll arrange a session to be able to explain any of these things in more detail. Thank you very much.

Will Anderson:

Thank you, Adam. Thank you everyone on this call for attending this session. I look forward to doing more of these and reporting continued progress. I guess the message that I’d like to leave behind with you today is that we really are building tremendous momentum and I’m extremely grateful for the investors who have supported us and are continuing to support us right now. The level of excitement that we have for building this business is just tremendous. And we’d like to invite all of you to continue to follow us and to join us on this journey. This is critical to our society, it’s important for the customers that we serve, and we’re just honored and very humbled by the opportunity to be able to be in the position that we are today. Thank you very much for attending.

Tidjane:

Thank you.

Important Information and Where to Find It

This communication relates to proposed transactions involving Complete Solaria, Inc. and Freedom Acquisition I Corp. (“Freedom”). Freedom has filed a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the Securities and Exchange Commission (the “SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination between Freedom and Complete Solaria. INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

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